SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Completes Acquisition

of Vilas Wind Farm

Companhia Paranaense de Energia – Copel (“Company”), a company that generates, transmits, distributes and sells energy, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and on LATIBEX (XCOP, XCOPO, XCOPU), in continuity with Material Fact 10/21, of May 17, 2021, it informs its shareholders and the market in general that, after compliance with the conditions precedent, it concluded on this date the acquisition of the Vilas Wind Power Complex ("Enterprise" or "Complex"), in the updated value (Enterprise Value) of R$1,086.9 million, and the project has long-term financing, with maturities until 2040, contracted with Banco do Nordeste (BNB).

The Complex, with 186.7 MW of installed capacity, is fully in operation and is formed by a set of 5 wind farms located in the municipality of Serra do Mel - RN, a region considered as one of the best in the world for the generation of energy from wind source, which allows a high capacity factor of 56.9% and certified energy (P50) of 106.3 average MW.

Part of the project's energy was sold in the regulated contracting environment (ACR) and, until the beginning of the supply foreseen for 2023 and 2024, this energy will be sold in the free contracting environment (ACL). Additionally, by 2030, around 51% of the certified energy (P50) is also contracted through the ACL, with around 13% of the energy available for new contracts remaining.

Thus, the results arising from the operation of the Complex will already be consolidated in the Company's financial statements as of December 2021.

The completion of the acquisition process for this project is another important step in the implementation of the Company's strategy of sustainable growth in renewable energy, expanding the diversification of the generation matrix in line with the Investment Policy.

Curitiba, November 30, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 30, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.